Exhibit 99.2

Royal Dutch Shell plc

Three and six month period ended June 30, 2011

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 5

2ND QUARTER AND HALF YEAR 2011 UNAUDITED RESULTS

•

Royal Dutch Shell’s second quarter 2011 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $8.0 billion compared with $4.5 billion the same quarter a year ago. Basic CCS earnings per share increased by 74% versus the second quarter of 2010.

•

Second quarter 2011 CCS earnings, excluding identified items (See page 11), were $6.6 billion compared with $4.2 billion in the second quarter 2010, an increase of 56%. Basic CCS earnings per share excluding identified items increased by 52% versus the same quarter a year ago.

•

Cash flow from operating activities for the second quarter 2011 was $10.0 billion. Excluding net working capital movements, cash flow from operating activities in the second quarter 2011 was $12.3 billion, compared with $8.6 billion in the same quarter last year.

•

Net capital investment (see Note 1) for the quarter was $6.0 billion. Total cash dividends paid to shareholders during the second quarter 2011 were $1.8 billion. Some 23.9 million Class A shares, equivalent to $0.8 billion, were issued under the Scrip Dividend Programme for the first quarter 2011.

•	Gearing at the end of the second quarter 2011 was 12.1%.

•	A second quarter 2011 dividend has been announced of $0.42 per ordinary share, unchanged from the US dollar dividend per share for the same period in 2010.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Half year
Q2 2011	Q1 2011	Q2 2010%[1]			2011	2010	%
8,662	8,780	4,393	+97	Income attributable to shareholders	17,442	9,874	+77
(667)	(1,855)	136		Current cost of supplies (CCS) adjustment for Downstream	(2,522)	(448)
7,995	6,925	4,529	+77	CCS earnings	14,920	9,426	+58
1,443	637	321		Less: Identified items[2]	2,080	396
6,552	6,288	4,208	+56	CCS earnings excluding identified items	12,840	9,030	+42
				Of which:
5,420	4,638	3,260		Upstream	10,058	7,565
1,081	1,653	1,160		Downstream	2,734	1,938
51	(3)	(212)		Corporate and Non-controlling interest	48	(473)

1.29	1.12	0.74	+74	Basic CCS earnings per share ($)	2.41	1.54	+56

1.05	1.02	0.69	+52	Basic CCS earnings per share excl. identified items ($)	2.07	1.47	+41

0.42	0.42	0.42	–	Dividend per share ($)	0.84	0.84	–

10,040	8,621	8,096	+24	Cash flow from operating activities	18,661	12,878	+45
[1] Q2 on Q2 change. [2] See page 11.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 6

Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“Our second quarter 2011 earnings were higher than year-ago levels, driven by increased energy prices and Shell’s operating performance. Shell reinvests its profits to meet customer demand for low cost energy, and to pay attractive returns to shareholders.

In Upstream, our volumes increased by 2% excluding asset sales impacts, driven by new growth projects. In Downstream, maintenance activities and weak industry refining margins masked a resilient performance from Oil Products marketing and Chemicals in the quarter.

Shell’s strategy is on track; performance focus, delivering a new wave of production growth, and maturing the next generation of growth projects for shareholders.

We continue with company-wide initiatives to reduce costs, and to improve our operating performance. Asset sales are a key driver of Shell’s capital efficiency and portfolio enhancement programme. The company has sold some $4 billion of non-core positions in the first half of 2011, in Upstream and Downstream.

2011 is an important year for Shell’s growth programme, and the first half of 2011 saw the successful start-up of three of the largest-scale projects anywhere in our industry today.

In Canada’s oil sands, the successful start-up of the 100 thousand barrels per day (b/d) expansion of the Scotford Upgrader marked the completion of the AOSP Expansion 1 project which will continue to ramp up across 2011.

In Qatar, the Qatargas 4 project, which came on stream during the first quarter 2011, has now fully ramped up, reaching planned capacity of 7.8 million tonnes per annum (mtpa) of LNG. In the second quarter 2011 the new Pearl Gas-To-Liquids (GTL) project in Qatar sold its first GTL gasoil shipment from Train 1.

In total, these three projects are expected to contribute peak production of over 400 thousand barrels of oil equivalent per day (boe/d) for Shell, after some $30 billion of investment, underpinning our targets for financial and production growth to 2012.”

Voser continued: “We have made important progress with new production in 2011, and the ramp-up of our new projects should drive our financial performance in the coming quarters.

Shell continues to mature new projects for medium-term growth.

In Downstream, we have launched the Raízen joint venture, which will be a leading biofuels producer and fuels retailer in Brazil, underscoring Shell’s commitment to sustainable growth.

In Upstream, we have taken final investment decisions on 9 new projects this year, including the 3.6 mtpa Prelude Floating LNG project, in Australia, which is a first for our industry. These investments are part of Shell’s project flow that underpins Shell’s Upstream production targets of 3.7 million boe/d in 2014, and longer-term growth potential.

Shell’s net capital investment for the first half of 2011 was $8 billion, and spending is anticipated to build across the year as new projects move into construction. Net capital spending for 2011-14 is expected to be at least $100 billion, as previously indicated, underlining Shell’s commitment to medium-term growth in new energy supplies.”

Voser concluded: “Investments such as Pearl, Prelude and Raízen are unique in our industry. They are a great testament to our staff and our stakeholders, and reflect Shell’s core strengths. Shell adds value through innovative technology, sustainable growth, integration across value chains to bring value-added products to our customers and partners, and creating long-life returns for shareholders. Our strategy is competitive and innovative.”

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 7

SECOND QUARTER 2011 PORTFOLIO DEVELOPMENTS1

Upstream

In Australia, Shell announced the final investment decision on the Prelude Floating LNG (FLNG) project (Shell interest 100%). The Prelude FLNG project is expected to produce some 110 thousand boe/d of natural gas and natural gas liquids, delivering some 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of liquefied petroleum gas (LPG).

In Canada, Shell announced the successful start of production from its Scotford Upgrader Expansion project (Shell interest 60%). The 100 thousand b/d expansion takes upgrading capacity at Scotford to 255 thousand b/d of heavy oil from the Athabasca oil sands. In addition, Shell took the final investment decision on a debottlenecking project for the Athabasca Oil Sands Project (AOSP, Shell interest 60%), which is expected to add 10 thousand b/d at peak. This project is the first of multiple debottlenecking opportunities for AOSP.

Also in Canada, Shell signed agreements with the Governments of Alberta and Canada to secure some $0.9 billion in funding for the Quest Carbon Capture and Storage (CCS) Project (Shell interest 60%), which is expected to capture and permanently store more than 1 mtpa of CO2 from Shell’s Scotford Upgrader.

In China, Shell and China National Petroleum Company (CNPC) signed a Global Alliance Agreement emphasising their shared intent to pursue mutually beneficial cooperation opportunities internationally as well as in China. The two parties also signed a Shareholders Agreement to establish a Well Manufacturing joint venture (50% CNPC and 50% Shell) subject to further corporate and government approvals.

In Malaysia, Shell approved investment in the offshore Sabah Gas Kebabangan (KBB) project (Shell interest 30%) with an expected peak production of 130 thousand boe/d of gas for Malaysia LNG and domestic markets. The Kebabangan gas field is part of the Kebabangan Cluster Production Sharing Contract.

In Mexico, Shell agreed to sell its 50% interest in the LNG import and regasification terminal in Altamira for a total consideration of $0.2 billion. The agreement is subject to the conclusion of project financing and government approvals.

In Qatar, Qatar Petroleum and Shell announced that the Pearl GTL project (Shell interest 100%) has sold its first commercial shipment of GTL Gasoil. The project is expected to reach full production capacity by the middle of 2012. Once fully operational, Pearl GTL is expected to produce 1.6 billion standard cubic feet of gas per day (scf/d), delivering 140 thousand b/d of GTL products and 120 thousand b/d of condensate, LPG and ethane.

In Singapore, Shell and CPC Corporation, Taiwan have signed a Heads of Agreement for the long-term supply of 2 mtpa of LNG for 20 years, starting in 2016, from Shell’s global LNG portfolio.

In the United Kingdom, Shell approved investment in the offshore Schiehallion Redevelopment project (Shell interest 36%) with an expected peak production of 145 thousand boe/d.

In the USA, Shell announced a multi-billion dollar investment to develop its major Cardamom oil and gas field in the deep waters of the Gulf of Mexico. The Cardamom project (Shell interest 100%) is expected to produce 50 thousand boe/d at peak production.

On July 5, 2011, Shell agreed to sell its 20% participating interest in the oil and gas exploration block BM-S-8 in the Santos Basin offshore Brazil for a total consideration of $0.4 billion. The agreement is subject to regulatory approvals.

[1]	See page 23 for first quarter 2011 portfolio developments.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 8

Downstream

In Brazil, Shell and Cosan launched a multi-billion dollar joint venture named Raízen (Shell interest 50%) for the production of ethanol, sugar and power, and the supply, distribution and retail of transportation fuels. Raízen will produce over 2 billion litres (over 34 thousand b/d) a year of biofuels and will distribute over 20 billion litres (over 345 thousand b/d) of biofuels, industrial and transport fuels annually through a combined network of nearly 4,500 Shell-branded service stations.

In the United Kingdom, Shell agreed to acquire 254 retail sites from Rontec Investments LLP (the Snax 24 Consortium) for a total consideration of around $0.4 billion. The agreement is subject to regulatory approvals.

Shell also completed the sale of its Downstream businesses in Chile and the Dominican Republic in separate transactions for a total combined consideration of $0.7 billion.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 9

KEY FEATURES OF THE SECOND QUARTER 2011

•	Second quarter 2011 CCS earnings (see Note 1) were $7,995 million, 77% higher than in the same quarter a year ago.

•	Second quarter 2011 CCS earnings, excluding identified items (See page 11), were $6,552 million compared with $4,208 million in the second quarter 2010.

•	Basic CCS earnings per share increased by 74% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items increased by 52% versus the same quarter a year ago.

•

Cash flow from operating activities for the second quarter 2011 was $10.0 billion, compared with $8.1 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the second quarter 2011 was $12.3 billion, compared with $8.6 billion in the same quarter last year.

•

Total cash dividends paid to shareholders during the second quarter 2011 were $1.8 billion. During the second quarter 2011, some 23.9 million Class A shares, equivalent to $0.8 billion, were issued under the Scrip Dividend Programme for the first quarter 2011.

•	Net capital investment (see Note 1) for the second quarter 2011 was $6.0 billion. Capital investment for the second quarter 2011 was $7.3 billion.

•	Return on average capital employed (ROACE) (see Note 6) at the end of the second quarter 2011, on a reported income basis, was 14.8%.

•	Gearing was 12.1% at the end of the second quarter 2011 versus 16.9% at the end of the second quarter 2010.

Upstream

•

Oil and gas production for the second quarter 2011 was 3,046 thousand boe/d, 2% lower than in the second quarter 2010. Production for the second quarter 2011 excluding the impact of divestments was 2% higher than in the same quarter last year.

New field start-ups and the continuing ramp-up of fields contributed some 285 thousand boe/d to production in the second quarter 2011, which more than offset the impact of field declines.

•	LNG sales volumes of 4.81 million tonnes in the second quarter 2011 were 24% higher than in the same quarter a year ago.

Downstream

•

Oil Products sales volumes for the second quarter 2011 were 8% lower than in the second quarter 2010. Excluding the impact of divestments, sales volumes were 4% lower than in the same period last year. Chemical product sales volumes in the second quarter 2011 decreased by 13% compared with the second quarter 2010.

•

Oil Products refinery availability in the second quarter 2011 was 90%, compared with 94% in the second quarter 2010. Chemicals manufacturing plant availability was 87%, compared with 92% in the same period last year.

•	Supplementary financial and operational disclosure for the second quarter 2011 is available at www.shell.com/investor.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 10

SUMMARY OF IDENTIFIED ITEMS

CCS earnings in the second quarter 2011 reflected the following items, which in aggregate amounted to a net gain of $1,443 million (compared with a net gain of $321 million in the second quarter 2010), as summarised in the table below:

•

Upstream earnings included a net gain of $641 million, mainly reflecting tax credits, a gain related to the estimated fair value accounting of commodity derivatives (see Note 5) and divestment gains, partly offset by environmental provisions. Earnings for the second quarter 2010 included a net gain of $10 million.

•

Downstream earnings included a net gain of $802 million, mainly reflecting a gain related to the estimated fair value accounting of commodity derivatives (see Note 5), divestment gains and a gain related to the contribution of assets into a joint venture, partly offset by redundancy and decommissioning provisions. Earnings for the second quarter 2010 included a net gain of $311 million.

SUMMARY OF IDENTIFIED ITEMS

Quarters[1]			$ million	Half year
Q2 2011	Q1 2011	Q2 2010		2011	2010
			Identified items:
641	1,120	10	Upstream	1,761	120
802	(483)	311	Downstream	319	276
–	–	–	Corporate and Non-controlling interest	–	–
1,443	637	321	CCS earnings impact	2,080	396

[1]	See page 23 for first quarter 2011 identified items description.

These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s CCS earnings and are shown to provide additional insight into segment earnings and income attributable to shareholders. Further comments on the business segments are provided in the section ‘Earnings by Business Segment’ on pages 12 to 15.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 11

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Half year
Q2 2011	Q1 2011	Q2 2010%[1]			2011	2010	%
5,420	4,638	3,260	+66	Upstream earnings excluding identified items	10,058	7,565	+33
6,061	5,758	3,270	+85	Upstream earnings	11,819	7,685	+54

8,902	6,672	5,411	+65	Upstream cash flow from operating activities	15,574	13,137	+19

4,049	1,727	5,664	-29	Upstream net capital investment	5,776	11,146	-48

1,668	1,678	1,655	+1	Crude oil production available for sale (thousand b/d)	1,673	1,694	-1
7,996	10,593	8,440	-5	Natural gas production available for sale (million scf/d)	9,287	9,611	-3
3,046	3,504	3,110	-2	Barrels of oil equivalent (thousand boe/d)	3,274	3,351	-2

4.81	4.42	3.88	+24	LNG sales volumes (million tonnes)	9.23	8.11	+14

[1]	Q2 on Q2 change

Second quarter Upstream earnings excluding identified items were $5,420 million compared with $3,260 million a year ago. Identified items were a net gain of $641 million, compared with a net gain of $10 million in the second quarter 2010 (See page 11).

Upstream earnings excluding identified items, compared with the second quarter 2010, reflected higher crude oil and natural gas realisations, higher trading contributions and increased oil production volumes. The earnings also reflected significantly higher LNG sales volumes as well as higher realised LNG prices and increased dividends from an LNG venture. These were partly offset by lower natural gas production volumes, higher taxes and increased operating expenses, reflecting the start-up of new projects.

Global liquids realisations were 49% higher than in the second quarter 2010. Global natural gas realisations were 25% higher than in the same quarter a year ago.

Second quarter 2011 production was 3,046 thousand boe/d compared with 3,110 thousand boe/d a year ago. Crude oil production increased by 1% and natural gas production decreased by 5% compared with the second quarter 2010. Excluding the impact of divestments, second quarter 2011 production was 2% higher than in the same period last year.

New field start-ups and the continuing ramp-up of fields contributed some 285 thousand boe/d to production in the second quarter 2011, in particular from Qatargas 4 LNG and Pearl GTL in Qatar, Gbaran Ubie in Nigeria and the expansion of AOSP in Canada, which more than offset the impact of field declines.

LNG sales volumes of 4.81 million tonnes were 24% higher than in the same quarter a year ago, reflecting the successful ramp-up of Qatargas 4 LNG to full capacity during the quarter as well as higher volumes from Nigeria LNG.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 12

Half year Upstream earnings excluding identified items were $10,058 million compared with $7,565 million in the first half year 2010. Identified items were a net gain of $1,761 million, compared with a net gain of $120 million in the first half year 2010 (See page 11).

Upstream earnings excluding identified items, compared with the first half year 2010, reflected higher crude oil and natural gas realisations and increased trading contributions. The earnings also reflected higher LNG sales volumes and higher realised LNG prices as well as increased dividends from an LNG venture. These were partly offset by lower natural gas and crude oil production volumes, higher taxes and increased operating expenses, reflecting the start-up of new projects.

Global liquids realisations were 40% higher than in the first half year 2010. Global natural gas realisations were 17% higher than in the first half year 2010.

Half year 2011 production was 3,274 thousand boe/d compared with 3,351 thousand boe/d for the same period a year ago. Crude oil production was down 1% and natural gas production was down 3% compared with the first half year 2010 production. Excluding the impact of divestments, production in the first half year of 2011 was 1% higher than in the same period last year.

LNG sales volumes of 9.23 million tonnes were 14% higher than in the first half year 2010. Volumes reflected the successful ramp-up of Qatargas 4 LNG during the first half year 2011 as well as higher volumes from Nigeria LNG.

DOWNSTREAM

Quarters				$ million	Half year
Q2 2011	Q1 2011	Q2 2010%[1]			2011	2010	%
1,081	1,653	1,160	-7	Downstream CCS earnings excluding identified items	2,734	1,938	+41
1,883	1,170	1,471	+28	Downstream CCS earnings	3,053	2,214	+38

2,077	451	3,197	-35	Downstream cash flow from operating activities	2,528	356	+610

1,949	(118)	(21)	–	Downstream net capital investment	1,831	666	+175

2,834	3,030	3,296	-14	Refinery processing intake (thousand boe/d)	2,931	3,148	-7

6,088	6,167	6,615	-8	Oil products sales volumes (thousand b/d)	6,127	6,390	-4

4,549	5,010	5,254	-13	Chemicals sales volumes (thousand tonnes)	9,559	10,023	-5

[1]	Q2 on Q2 change

Second quarter Downstream earnings excluding identified items were $1,081 million compared with $1,160 million in the second quarter 2010. Identified items were a net gain of $802 million, compared with a net gain of $311 million in the second quarter 2010 (See page 11).

Downstream earnings excluding identified items, compared with the second quarter 2010, reflected higher Oil Products marketing earnings as well as higher Chemicals earnings, offset by lower Oil Products refining results.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 13

Oil Products marketing earnings increased compared with the second quarter 2010, mainly reflecting higher contributions from trading as well as higher B2B and retail earnings.

Oil products sales volumes decreased by 8% compared with the same period a year ago. Excluding the impact of divestments, sales volumes were 4% lower than in the second quarter of 2010.

Oil Products refining results decreased compared with the second quarter 2010. Results reflected lower refining margins, which declined significantly in Europe and Asia, and lower refinery intake volumes.

Refinery intake volumes decreased by 14% compared with the second quarter of 2010, mainly as a result of divestments and a refinery closure as well as increased maintenance activities. Excluding portfolio impacts, refinery intake volumes were 6% lower than in the same period a year ago. As a result of increased maintenance activities, refinery availability decreased to 90% compared with 94% in the second quarter 2010.

Chemicals earnings excluding identified items increased to $530 million compared with $444 million in the second quarter 2010, reflecting higher realised chemicals margins and higher income from equity-accounted investments.

Chemicals sales volumes decreased by 13% compared with the same quarter last year. Chemicals manufacturing plant availability decreased to 87% compared with 92% in the second quarter 2010, as a result of increased maintenance activities.

Half year Downstream earnings excluding identified items were $2,734 million compared with $1,938 million in the first half year 2010. Identified items were a net gain of $319 million, compared with a net gain of $276 million in the first half year 2010 (See page 11).

Downstream earnings excluding identified items compared with the first half year 2010 reflected higher Oil Products marketing earnings as well as higher Chemicals earnings, partly offset by slightly lower Oil Products refining results.

Oil Products marketing earnings increased compared with the first half year 2010, mainly reflecting higher contributions from trading and B2B, which were partly offset by lower retail and lubricants earnings.

Oil products sales volumes decreased by 4% compared with the same period last year. Excluding impacts of divestments, sales volumes were 1% lower compared with the first half year of 2010.

Oil Products refining results were slightly lower than in the first half year 2010, reflecting lower refining margins and lower refinery intake volumes, mainly as a result of divestments and a refinery closure.

Refinery intake volumes decreased by 7% compared with the first half year 2010. Excluding portfolio impacts, refinery intake volumes increased by 2%. Refinery availability was 91% compared with 92% in the first half year 2010.

Chemicals earnings excluding identified items increased to $1,019 million compared with $757 million in the first half year 2010, reflecting higher realised chemicals margins and increased income from equity-accounted investments.

Chemicals sales volumes decreased by 5% compared with the first half year 2010. Chemicals manufacturing plant availability was 89% compared with 90% in the first half year 2010.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 14

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Half year
Q2 2011	Q1 2011	Q2 2010		2011	2010
51	(3)	(212)	Corporate and Non-controlling interest excl. identified items	48	(473)
51	(3)	(212)	Corporate and Non-controlling interest	48	(473)
			Of which:
141	99	(112)	Corporate	240	(288)
(90)	(102)	(100)	Non-controlling interest	(192)	(185)

Second quarter Corporate results and Non-controlling interest excluding identified items were a gain of $51 million compared with a loss of $212 million in the same period last year.

Corporate results excluding identified items, compared with the second quarter 2010, mainly reflected currency exchange gains, which were partly offset by increased net interest expense.

Half year Corporate results and Non-controlling interest excluding identified items were a gain of $48 million compared with a loss of $473 million in the first half year 2010.

Corporate results excluding identified items, compared with the first half year 2010, mainly reflected currency exchange gains, which were partly offset by increased net interest expense.

FORTHCOMING EVENTS

Third quarter 2011 results and third quarter 2011 dividend are scheduled to be announced on October 27, 2011.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 15

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Half year
Q2 2011	Q1 2011	Q2 2010%[1]			2011	2010	%
121,261	109,923	90,568		Revenue	231,184	176,630
2,126	2,337	1,308		Share of profit of equity-accounted investments	4,463	2,954
1,175	2,582	(16)		Interest and other income	3,757	301
124,562	114,842	91,860		Total revenue and other income	239,404	179,885
95,275	84,810	69,759		Purchases	180,085	134,760
6,791	5,913	5,925		Production and manufacturing expenses	12,704	11,112
3,749	3,364	3,433		Selling, distribution and administrative expenses	7,113	7,526
249	219	180		Research and development	468	394
379	401	403		Exploration	780	780
2,865	3,317	3,237		Depreciation, depletion and amortisation	6,182	6,163
360	395	191		Interest expense	755	452
14,894	16,423	8,732	+71	Income before taxation	31,317	18,698	+67
6,135	7,498	4,245		Taxation	13,633	8,645
8,759	8,925	4,487	+95	Income for the period	17,684	10,053	+76
97	145	94		Income attributable to non-controlling interest	242	179
8,662	8,780	4,393	+97	Income attributable to Royal Dutch Shell plc shareholders	17,442	9,874	+77

EARNINGS PER SHARE

Quarters			$	Half year
Q2 2011	Q1 2011	Q2 2010		2011	2010
1.39	1.42	0.72	Basic earnings per share	2.82	1.61
1.39	1.42	0.72	Diluted earnings per share	2.81	1.61

SHARES[2]

Quarters			Millions	Half year
Q2 2011	Q1 2011	Q2 2010		2011	2010
			Weighted average number of shares as the basis for:
6,216.5	6,163.3	6,134.0	Basic earnings per share	6,189.9	6,130.3
6,227.2	6,174.0	6,143.7	Diluted earnings per share	6,200.6	6,139.7

6,241.8	6,207.4	6,132.5	Shares outstanding at the end of the period	6,241.8	6,132.5

[1]	Q2 on Q2 change.
[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				$ million	Half year
Q2 2011	Q1 2011	Q2 2010%[1]			2011	2010	%
8,759	8,925	4,487	+95	Income for the period	17,684	10,053	+76
				Other comprehensive income, net of tax:
490	2,134	(3,051)		Currency translation differences	2,624	(4,618)
9	(19)	64		Unrealised gains/(losses) on securities	(10)	20
19	22	14		Cash flow hedging gains/(losses)	41	12
(29)	99	(18)		Share of other comprehensive income/(loss) of equity-accounted investments	70	(29)
489	2,236	(2,991)		Other comprehensive income/(loss) for the period	2,725	(4,615)
9,248	11,161	1,496		Comprehensive income for the period	20,409	5,438
128	173	58		Comprehensive income/ (loss) attributable to non-controlling interest	301	138
9,120	10,988	1,438		Comprehensive income attributable to Royal Dutch Shell plc shareholders	20,108	5,300

[1]	Q2 on Q2 change.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Ordinary share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	–	–	2,666	17,442	20,108	301	20,409
Capital contributions from and other changes in non-controlling interest	–	–	–	44	44	(40)	4
Dividends paid	–	–	–	(5,231)	(5,231)	(199)	(5,430)
Scrip dividends[1]	6	–	(6)	1,907	1,907	–	1,907
Shares held in trust: net sales/ (purchases) and dividends received	–	977	–	66	1,043	–	1,043
Share-based compensation	–	–	(336)	(61)	(397)	–	(397)
At June 30, 2011	535	(1,812)	12,418	154,346	165,487	1,829	167,316

[1]

During the first half of 2011 some 55.1 million Class A shares, equivalent to $1.9 billion, were issued under the Scrip Dividend Programme. The fair value of the shares issued in connection with the Scrip Dividend Programme is reflected in retained earnings.

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Ordinary share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Comprehensive income for the period	–	–	(4,574)	9,874	5,300	138	5,438
Capital contributions from and other changes in non-controlling interest	–	–	–	294	294	22	316
Dividends paid	–	–	–	(5,003)	(5,003)	(189)	(5,192)
Shares held in trust: net sales/ (purchases) and dividends received	–	428	–	–	428	–	428
Share-based compensation	–	–	(174)	212	38	–	38
At June 30, 2010	527	(1,283)	5,234	133,010	137,488	1,675	139,163

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 17

CONDENSED CONSOLIDATED BALANCE SHEET
	$ million
	June 30, 2011	Mar 31, 2011	Dec 31, 2010
Assets
Non-current assets:
Intangible assets	4,668	4,725	5,039
Property, plant and equipment	148,057	144,835	142,705
Equity-accounted investments	39,033	35,558	33,414
Investments in securities	3,920	3,971	3,809
Deferred tax	5,612	5,661	5,361
Prepaid pension costs	11,171	10,874	10,368
Trade and other receivables	9,450	9,360	8,970
	221,911	214,984	209,666
Current assets:
Inventories	33,955	33,632	29,348
Trade and other receivables	75,493	78,103	70,102
Cash and cash equivalents	19,465	16,608	13,444
	128,913	128,343	112,894

Total assets	350,824	343,327	322,560

Liabilities
Non-current liabilities:
Debt	31,477	31,788	34,381
Trade and other payables	5,335	4,417	4,250
Deferred tax	16,626	15,573	13,388
Retirement benefit obligations	6,126	6,105	5,924
Decommissioning and other provisions	15,063	14,321	14,285
	74,627	72,204	72,228

Current liabilities:
Debt	11,022	10,839	9,951
Trade and other payables	79,344	82,270	76,550
Taxes payable	14,798	14,794	10,306
Retirement benefit obligations	395	393	377
Decommissioning and other provisions	3,322	3,144	3,368
	108,881	111,440	100,552

Total liabilities	183,508	183,644	172,780

Equity attributable to Royal Dutch Shell plc shareholders	165,487	157,805	148,013

Non-controlling interest	1,829	1,878	1,767
Total equity	167,316	159,683	149,780

Total liabilities and equity	350,824	343,327	322,560

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 18

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2011	Q1 2011	Q2 2010		2011	2010
			Cash flow from operating activities:
8,759	8,925	4,487	Income for the period	17,684	10,053
			Adjustment for:
5,546	5,901	4,210	- Current taxation	11,447	8,324
284	356	161	- Interest expense (net)	640	392
2,866	3,316	3,237	- Depreciation, depletion and amortisation	6,182	6,163
(796)	(2,192)	(28)	- Net (gains)/losses on sale of assets	(2,988)	(251)
(2,283)	(4,511)	(482)	- Decrease/(increase) in net working capital	(6,794)	(6,112)
(2,126)	(2,337)	(1,308)	- Share of profit of equity-accounted investments	(4,463)	(2,954)
2,560	1,523	1,425	- Dividends received from equity-accounted investments	4,083	2,969
553	1,578	182	- Deferred taxation and other provisions	2,131	475
(72)	213	425	- Other	141	772
15,291	12,772	12,309	Net cash from operating activities (pre-tax)	28,063	19,831

(5,251)	(4,151)	(4,213)	Taxation paid	(9,402)	(6,953)

10,040	8,621	8,096	Net cash from operating activities	18,661	12,878

			Cash flow from investing activities:
(4,980)	(4,146)	(6,513)	Capital expenditure	(9,126)	(11,760)
(669)	(703)	(136)	Investments in equity-accounted investments	(1,372)	(761)
1,110	3,111	1,007	Proceeds from sale of assets	4,221	1,373
172	53	136	Proceeds from sale of equity-accounted investments	225	167
–	1	26	(Additions to)/proceeds from sale of securities	1	19
73	37	13	Interest received	110	51
(4,294)	(1,647)	(5,467)	Net cash used in investing activities	(5,941)	(10,911)

			Cash flow from financing activities:
119	(2,637)	1,017	Net (decrease)/increase in debt with maturity period within three months	(2,518)	1,167
286	481	3,323	Other debt: New borrowings	767	7,530
(1,299)	(236)	(414)	Repayments	(1,535)	(2,361)
(522)	(500)	(379)	Interest paid	(1,022)	(897)
(9)	9	330	Change in non-controlling interest	–	318
			Dividends paid to:
(1,766)	(1,558)	(2,448)	- Royal Dutch Shell plc shareholders	(3,324)	(5,003)
(128)	(71)	(150)	- Non-controlling interest	(199)	(189)
259	144	86	Shares held in trust: net sales/(purchases) and dividends received	403	204
(3,060)	(4,368)	1,365	Net cash from/(used in) financing activities	(7,428)	769

171	558	(434)	Currency translation differences relating to cash and cash equivalents	729	(447)
2,857	3,164	3,560	Increase/(decrease) in cash and cash equivalents	6,021	2,289
16,608	13,444	8,448	Cash and cash equivalents at beginning of period	13,444	9,719

19,465	16,608	12,008	Cash and cash equivalents at end of period	19,465	12,008

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 19

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

These Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively “Shell”) are prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report / Form 20-F for the year ended December 31, 2010 (pages 102 to 107) as filed with the US Securities and Exchange Commission. The Directors consider that, taking into account Shell’s assets and income, Shell has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors adopt the going concern basis for the financial statements contained in this report.

The financial information presented in the Interim Statements does not comprise statutory accounts for the purposes of section 435 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2010 were published in Shell’s Annual Report / Form 20-F, copies of which were delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 498(2) or (3) of the Companies Act 2006.

The Interim Statements are unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect. CCS earnings thus exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment information is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

2. Information by Business Segment

Quarters		$ million	Half year
Q2 2011	Q2 2010		2011	2010
		Third-party revenue
10,119	7,218	Upstream	19,771	16,666
111,132	83,323	Downstream	211,391	159,926
10	27	Corporate	22	38
121,261	90,568	Total third-party revenue	231,184	176,630

		Inter-segment revenue
12,377	8,512	Upstream	24,375	16,826
240	69	Downstream	420	153
–	–	Corporate	–	–

		Segment earnings
6,061	3,270	Upstream	11,819	7,685
1,883	1,471	Downstream	3,053	2,214
141	(112)	Corporate	240	(288)

8,085	4,629	Total segment earnings	15,112	9,611
		Current cost of supplies adjustment:
824	(128)	Purchases	3,047	600
(236)	27	Taxation	(869)	(182)
86	(41)	Share of profit of equity-accounted investments	394	24
8,759	4,487	Income for the period	17,684	10,053

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 20

3. Ordinary share capital

Issued and fully paid

	shares of €0.07 each		shares of £1 each
Number of shares	Class A	Class B	Sterling deferred
At January 1, 2011	3,563,952,539	2,695,808,103	50,000
Scrip dividends	55,054,930	–	–
At June 30, 2011	3,619,007,469	2,695,808,103	50,000

Nominal value

$ million	Class A	Class B	Total
At January 1, 2011	302	227	529
Scrip dividends	6	–	6
At June 30, 2011	308	227	535

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting held on May 17, 2011, the Board was authorised to allot shares in Royal Dutch Shell plc, to grant rights to subscribe for or to convert any security into shares in Royal Dutch Shell plc, in either case up to a nominal amount of €146 million. This authority expires at the earlier of August 17, 2012, and the conclusion of the Annual General Meeting held in 2012, unless previously revoked or varied by Royal Dutch Shell plc in general meeting.

4. Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2011	3,442	154	57	1,483	4,958	10,094

Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	–	–	–	–	2,666	2,666
Scrip dividends	(6)	–	–	–	–	(6)
Share-based compensation	–	–	–	(336)	–	(336)
At June 30, 2011	3,436	154	57	1,147	7,624	12,418

At January 1, 2010	3,444	154	57	1,373	4,954	9,982

Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(4,574)	(4,574)

Share-based compensation	–	–	–	(174)	–	(174)
At June 30, 2010	3,444	154	57	1,199	380	5,234

[1]

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The Shell Transport and Trading Company Limited in 2005.

[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

5. Impacts of Accounting for Derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by the Upstream business are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in the quarterly results.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 21

6. Return on average capital employed (ROACE)

ROACE measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

LIQUIDITY AND CAPITAL RESOURCES

Second quarter Net cash from operating activities in the second quarter 2011 was $10.0 billion compared with $8.1 billion for the same period last year.

Total current and non-current debt decreased to $42.5 billion at June 30, 2011 from $42.6 billion at March 31, 2011 while cash and cash equivalents increased to $19.5 billion at June 30, 2011, from $16.6 billion at March 31, 2011. During the second quarter 2011 no new debt was issued under the US shelf registration programme.

Net capital investment in the second quarter 2011 was $6.0 billion of which $4.1 billion was invested in Upstream and $1.9 billion in Downstream. Net capital investment in Downstream includes the investment in the Raízen joint venture, of which $1.1 billion remains to be paid. Net capital investment in the same period of 2010 was $5.6 billion, which was all invested in Upstream.

Dividends of $0.42 per share are declared on July 28, 2011 in respect of the second quarter. These dividends are payable on September 19, 2011. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report / Form 20-F for the year ended December 31, 2010 for additional information on the dividend access mechanism.

Shell provides shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme. Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new Class A shares will be issued under the Programme, including to shareholders who currently hold Class B shares.

Half year Net cash from operating activities in the first half 2011 was $18.7 billion compared with $12.9 billion for the same period last year.

Total current and non-current debt decreased to $42.5 billion at June 30, 2011 from $44.3 billion at December 31, 2010 while cash and cash equivalents increased to $19.5 billion at June 30, 2011, from $13.4 billion at December 31, 2010. During the first half 2011 no new debt was issued under the US shelf registration programme.

Net capital investment in the first half 2011 was $7.7 billion of which $5.8 billion was invested in Upstream, $1.8 billion in Downstream and $0.1 billion in Corporate. Net capital investment in the same period of 2010 was $11.8 billion of which $11.1 billion was invested in Upstream and $0.7 billion in Downstream.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report / Form 20-F for the year ended December 31, 2010 (pages 13 to 15) and are summarised below. There are no material changes in those Risk Factors.

•	Our operating results and financial condition are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Our ability to achieve strategic objectives depends on how we react to competitive forces.

•

The global macroeconomic environment as well as financial and commodity market conditions influence our operating results and financial condition as our business model involves trading, treasury, interest rate and foreign exchange risks.

•	Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace oil and gas reserves.

•	An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources, our licence to operate and our financial performance.

•	Our future performance depends on the successful development and deployment of new technologies.

•	Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

•	The nature of our operations exposes us to a wide range of health, safety, security and environment risks.

•	An erosion of the business and operating environment in Nigeria could adversely impact our earnings and financial position.

•

We operate in more than 90 countries, with differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell companies face the risk of litigation and disputes worldwide.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 22

•	Our operations expose us to social instability, terrorism and acts of war or piracy that could have an adverse impact on our business.

•	We rely heavily on information technology systems for our operations.

•	We have substantial pension commitments, whose funding is subject to capital market risks.

•

The estimation of reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our profitability and financial condition could be negatively impacted.

•	Many of our major projects and operations are conducted in joint ventures or associated companies. This may reduce our degree of control, as well as our ability to identify and manage risks.

•	Violations of antitrust and competition law carry fines and expose us or our employees to criminal sanctions and civil suits.

•	Shell is currently subject to a Deferred Prosecution Agreement with the US Department of Justice for violations of the US Foreign Corrupt Practices Act.

•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.

FIRST QUARTER 2011 PORTFOLIO DEVELOPMENTS

Upstream

In Qatar, Shell and Qatargas announced delivery of the first cargo of LNG from the Qatargas 4 project (Shell share 30%). Production is expected to ramp up to 1.4 billion standard cubic feet of gas per day (scf/d), delivering 7.8 million tonnes per annum (mtpa) of LNG and 70 thousand barrels per day (b/d) of condensate and liquefied petroleum gas.

In the Netherlands, Shell produced its first oil from the Schoonebeek Enhanced Oil Recovery (EOR) project (Shell share 30%). The field is expected to ramp up to produce some 20 thousand barrels of oil equivalent per day (boe/d).

Shell sold non-core Upstream assets, with proceeds totalling $2.4 billion in the quarter. As previously announced, Shell completed the sale of a group of predominately mature tight gas fields in South Texas in the USA, producing some 200 million scf/d (Shell share), for some $1.8 billion. In addition, Shell sold various other non-core assets in Canada, Pakistan, the United Kingdom and the USA (combined Shell share of production of some 25 thousand boe/d) as well as exploration acreage in Colombia.

During the first quarter 2011, Shell confirmed a significant oil and gas discovery, Geronggong, drilled in 2010 in deep water Brunei.

Downstream

Shell sold non-core Downstream assets, mainly in the USA, with proceeds totalling $0.8 billion in the quarter.

In addition, Shell agreed to divest the majority of its shareholding in most of its downstream businesses in Africa for a total consideration of some $1 billion (including estimated working capital of $0.4 billion). The agreements are subject to regulatory approvals.

Also, in the United Kingdom, Shell agreed the sale of its 272 thousand b/d Stanlow refinery and associated local marketing businesses for a total consideration of some $1.3 billion (including estimated working capital of $0.9 billion).

On April 1, 2011, Shell agreed to sell most of its downstream business in Chile for a total consideration of some $0.6 billion (including estimated working capital of $0.1 billion).

In addition, on April 12, 2011, Shell announced a proposal to convert its 79 thousand b/d Clyde refinery and Gore Bay terminal in Australia into a fuel import terminal.

FIRST QUARTER 2011 SUMMARY OF IDENTIFIED ITEMS

Earnings in the first quarter 2011 reflected the following items, which in aggregate amounted to a net gain of $637 million (compared with a net gain of $75 million in the first quarter 2010), as summarised in the table on page 11:

•

Upstream earnings included a net gain of $1,120 million, reflecting mainly gains related to divestments. These were partly offset by charges related to a tax provision, the mark-to-market valuation of certain gas contracts, the estimated fair value accounting of commodity derivatives (see Note 5), an asset impairment and cost impacts related to ongoing effects from the US offshore drilling moratorium. Earnings for the first quarter 2010 included a net gain of $110 million.

•

Downstream earnings included a net charge of $483 million, reflecting charges related to asset impairments and the estimated fair value accounting of commodity derivatives (see Note 5). Earnings for the first quarter 2010 included a net charge of $35 million.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 23

CAUTIONARY STATEMENT

All amounts shown throughout this report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this report “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this report refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this report, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 24% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “scheduled”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report / Form 20-F for the year ended December 31, 2010 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, July 28, 2011. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

July 28, 2011

Contacts:

•	Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 713 241 1042

•	Media: Europe: + 31 (0)70 377 3600

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 24

Appendix

Net capital investment by business segment

Net capital investment is capital investment (capital expenditure, exploration expense, new equity and loans in equity-accounted investments and leases and other adjustments), less divestment proceeds.

	$ million
	Six months ended
	June 30, 2011	June 30, 2010
Net capital investment:
Upstream	5,776	11,146
Downstream	1,831	666
Corporate	118	13

Total	7,725	11,825
Proceeds from divestments	4,447	1,559

Capital investment	12,172	13,384
Exploration expenses excluding exploration wells written off	(604)	(468)
Investments in equity-accounted investments	(1,372)	(761)
Leases and other adjustments	(1,070)	(395)

Capital expenditure	9,126	11,760

Return on average capital employed (ROACE)

ROACE measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

Calculation of ROACE

	$ million
	Year ended
	June 30, 2011	June 30, 2010
Income for current and previous three quarters	28,105	15,352
Interest expense after tax	761	352
ROACE numerator	28,866	15,704
Capital employed – opening	179,464	165,212
Capital employed - closing	209,815	179,464
Capital employed - average	194,640	172,338

ROACE	14.8%	9.1%

Share-based compensation

There are a number of share-based compensation plans for Shell employees.

The principal share-based employee compensation plan is the Performance Share Plan (PSP). For the details of the PSP reference is made to the Annual Report and Form 20-F for the year ended December 31, 2010. The following table presents the number of shares and American Depositary Shares (“ADSs”) in the Company conditionally awarded under the PSP outstanding as at June 30, 2011. The measurement period for the shares granted is three years.

PSPs	Class A shares	Class B shares	Class A ADSs
Outstanding at June 30, 2011 (thousands)	25,895	10,340	8,275

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of the Company which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 25

The following table presents the number of shares and ADSs in the Company under option as at June 30, 2011, and the range of expiration dates.

Share option plans	A shares	B shares	A ADSs
Under option at June 30, 2011 (thousands)	34,142	9,103	6,966
Range of expiration dates	Aug 2011 – Nov 2014	Mar 2012 – Nov 2014	Oct 2011 - May 2014

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the six months ended June 30, 2011, the consolidated unaudited ratio of earnings to fixed charges of Shell. With effect from this period, accretion expense is excluded from interest expensed and fixed charges. The comparative annual information is consistently presented.

	$ million
	Six months ended June 30,	Years ending December 31,
	2011	2010	2009	2008	2007	2006
Pre-tax income from continuing operations before income from equity investees	26,854	29,391	16,044	43,374	42,342	37,957
Total fixed charges[1]	986	1,684	1,669	2,009	1,840	1,841
Distributed income from equity investees	4,083	6,519	4,903	9,325	6,955	5,488
Less: interest capitalised	422	969	1,088	870	667	564

Total earnings	31,501	36,625	21,528	53,838	50,470	44,722

Interest expensed and capitalised[1]	787	1,218	902	1,371	1,235	1,296
Interest within rental expense	199	466	767	638	605	545

Total fixed charges	986	1,684	1,669	2,009	1,840	1,841

Ratio earnings/fixed charges	31.95	21.75	12.90	26.80	27.43	24.29

[1] Excluding accretion expense.

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations before adjustment for non-controlling interest plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as of June 30, 2011. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
June 30, 2011
Equity attributable to Royal Dutch Shell plc shareholders	165,487

Current debt[A]	10,892
Non-current debt[A]	29,268

Total debt[B] [C]	40,160

Total capitalisation	205,647

[A]	Excludes a combined total of $2.3billion of certain tolling commitments.
[B]	Of total debt together with $2.3 billion of certain tolling agreements, $37.3 billion was unsecured and $5.2 billion was secured.
[C]	At June 30, 2011 Shell had outstanding guarantees of $3.5 billion, of which $2.1 billion related to debt of equity-accounted investments.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 26